Zentek Outlines Government Engagement Strategy

and Announces Plans to Advance Albany Graphite

Toward New Preliminary Economic Assessment

Albany Graphite uniquely positioned at intersection of NATO, federal, and provincial critical minerals mandates; Company accelerating path to Pre-Feasibility Study

Guelph, Ontario, February 26, 2026 - Zentek Ltd. (TSX-V: ZEN) (NASDAQ: ZTEK) ("Zentek" or the "Company") is pleased to provide shareholders with an update on its strategic government engagement and its accelerating path toward a Pre-Feasibility Study ("PFS") for the Albany Graphite Project.

Government Engagement and Strategic Positioning

Albany Graphite is uniquely positioned at the intersection of multiple government priorities across federal, provincial, and allied-nation mandates. The Company is actively engaged with all levels of government to advance its project and secure non-dilutive funding.

NATO and Allied Defence Supply Chains

In December 2024, NATO released its first-ever list of 12 defence-critical raw materials, which includes graphite. NATO identified graphite as essential for the production of main battle tanks, naval vessels, and submarine components, noting that disruptions in graphite supply could impact the production of essential defence equipment.

Canada's first Defence Industrial Strategy, launched by Prime Minister Carney on February 17, 2026, explicitly highlighted Canada's role as a reliable source of NATO defence-critical minerals, noting that Canada already produces 10 of the 12 minerals on NATO's list - including graphite. The strategy established a Defence Investment Agency to provide single-point coordination for defence-related mineral sourcing with fast-track approval processes.

Zentek's Albany Graphite has demonstrated nuclear-grade material purity and physical properties (99.9992% purity, equivalent boron concentration of 2.60 ppm) through independent laboratory-scale testing conducted in collaboration with American Energy Technologies Company as previously disclosed by the Company on September 22, 2025, meeting key benchmarks for nuclear-grade graphite blocks including strength, density, electrical performance, and extremely low impurity levels. This positions Albany as a potential domestic source of defence-critical graphite for NATO allied supply chains.

Federal Government Programs

The Company is actively engaged with multiple federal funding programs aligned with Canada's Critical Minerals Strategy:

• Strategic Resource Fund: Canada's $2-billion Critical Minerals Sovereign Fund provides equity investments, loan guarantees, and offtake agreements to advance strategic mining projects. Albany Graphite's nuclear-grade credentials and domestic supply chain positioning align directly with the Fund's mandate.

• Critical Minerals Research, Development and Demonstration Program ("CMRDD"): Extended to March 31, 2028, the CMRDD supports scale-up of transformative processing technologies - directly relevant to Zentek's proprietary fluidized bed reactor ("FBR") thermal purification process.

• Clean Technology Manufacturing Investment Tax Credit: Provides a refundable tax credit of up to 30% on eligible capital expenditures for critical mineral processing equipment, applicable to future FBR capital deployment.

• G7 Critical Minerals Production Alliance: Canada has unlocked 26 new investments and partnerships with nine allied countries to secure critical minerals supply chains. Graphite is among the eligible commodities, with several Canadian graphite projects already receiving support under this framework.

Provincial Government - Ontario

Ontario's Critical Minerals Strategy (2022-2027) and the Ministry of Energy and Mines' 2025-2026 mandate provide a comprehensive framework that directly supports Albany Graphite's advancement:

• Critical Minerals Processing Fund: Ontario's landmark $500 million fund, announced in the 2025 provincial budget, supports processing facility development directly applicable to the Company's planned FBR processing operations.

• Critical Minerals Innovation Fund: An additional $25 million to accelerate commercialization and reduce reliance on foreign sources, supporting research, innovation, and industry partnerships.

• Invest Ontario: The Company continues discussions with Invest Ontario regarding potential project support. Ontario has positioned itself as the top jurisdiction in Canada for mineral exploration and development.

• "One Project, One Process" (1P1P): Ontario's new permitting framework, launched in late 2025, is designed to cut approval times in half through a coordinated single-window approach - potentially accelerating Albany's path through the permitting process.

Ontario's nuclear advantage is particularly relevant: with nuclear power supplying approximately 50% of the province's electricity and the construction of the first grid-scale Small Modular Reactor in the G7, Ontario is creating growing demand for nuclear-grade graphite that Albany is uniquely positioned to supply from within the province.

United States - Defence and Stockpiling

In 2025, the US Department of Defense announced its intent to procure up to $1 billion USD in stockpile materials, including graphite, with the Trump Administration announcing a $12 billion USD critical minerals stockpile initiative. As a near-border project with demonstrated nuclear-grade performance, Albany Graphite is positioned to potentially supply into US defence and energy supply chains.

Accelerating Toward Pre-Feasibility

The Company is taking concrete steps to de-risk the Albany Graphite Project and advance toward a Pre-Feasibility Study ("PFS") on the most reasonable timeline possible:

New Preliminary Economic Assessment ("PEA")

The Company intends to mandate an established engineering firm with prior knowledge of the Albany deposit to prepare a new PEA reflecting current market conditions, the Company's proprietary FBR purification technology, and the expanded market opportunity in nuclear-grade, battery-grade, and defence applications. A PEA was previously completed in 2015 and is not current under NI 43-101, having been prepared under a different market and technology paradigm. A new PEA is a Gate 1 requirement for multiple government funding programs and is expected to be a significant catalyst for the Company and its shareholders. The Company is targeting engagement in the current fiscal quarter.

Second-Year Environmental Baseline Work

The Company plans to initiate the second year of environmental baseline studies at the Albany site. This work is a prerequisite for the Environmental Assessment process and is required to advance toward a PFS and ultimately a construction decision. Early initiation of this workstream is intended to avoid unnecessary delays in the overall project timeline.

Path to Pre-Feasibility Study

Collectively, these activities - the new PEA, environmental baseline work, FBR engineering advancement, and government funding engagement - are designed to systematically de-risk the Albany Graphite Project and position the Company to initiate a PFS in the most reasonable timeline possible.

Management Commentary

"Albany sits at the intersection of everything Western governments are prioritizing right now: NATO defence supply chains, nuclear energy, battery materials, and domestic critical minerals production. The breadth of government programs aligned with our project is unlike anything we've seen in the sector, and we intend to move through them systematically," said Mohammed (Moe) Jiwan, CEO of Zentek. "The updated PEA is a pivotal step. The previous study was completed in 2015 under entirely different market conditions and without our FBR purification technology. A new economic evaluation reflecting today's graphite market, expanded nuclear and defence applications, and our proprietary processing approach, is expected to provide an updated preliminary assessment of Albany's economic potential."

Mr. Peter Wood, P.Eng., P.Geo., Vice President of Development of the Company's wholly owned subsidiary Albany Graphite Corp., a "Qualified Person" under NI 43-101, has reviewed and approved the technical information contained in this news release.

About Zentek

Zentek Ltd. is a Canadian IP development and commercialization company focused on next-generation healthcare solutions and the development of the Albany Graphite deposit, a unique source of high-purity graphite located in Northern Ontario. Through its wholly owned subsidiary Albany Graphite Corp., its patented ZenGUARD™ technology platform, and its novel graphite purification process using fluidized bed reactor (FBR) technology, Zentek is building a portfolio of products and projects that serve the critical minerals, nuclear energy, EV battery, defence, and advanced materials sectors. Albany Graphite has independently demonstrated nuclear-grade performance (99.9992% purity) and near-theoretical anode performance in battery applications. For more information, visit www.zentek.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable Canadian and United States securities legislation. Forward-looking statements include, but are not limited to, statements regarding: the Company's plans to engage an engineering firm to prepare an updated PEA; plans to initiate second-year environmental baseline work; the advancement of FBR technology and engineering studies; the Company's intention to advance toward a PFS; anticipated government funding applications and their outcomes; alignment with NATO, federal, and provincial critical minerals mandates; and the Company's business strategy, plans, and objectives. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that may cause actual results to differ materially. These risks include, but are not limited to: government funding programs may not approve the Company's applications; the updated PEA may produce results materially different from prior estimates; environmental studies may identify issues that delay or increase the cost of development; commodity prices and market conditions may change adversely; and the Company may not have sufficient capital to complete its planned activities. The Company undertakes no obligation to update forward-looking statements except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information:

Moe Jiwan, CEO

Zentek Ltd.

ir@zentek.com

www.zentek.com